Exhibit 99.3

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sergey Anisimov, Chairman of the Board and Eran Erov, VP Finance and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd.  (the “Company”) which the undersigned is entitled to vote at the Special Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Thursday, September 10, 2015 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Shareholders and Proxy Statement relating to the Special Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL MEETING OF SHREHOLDERS OF

RIT TECHNOLOGIES LTD.

SEPTMBER 10, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the terms of compensation of our Chief Executive Officer;

☐  for                               ☐  against                                ☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 1of the Proxy Statement for more information.

2.	To approve the severance terms of our former Chief Executive Officer;

☐  for                               ☐  against                                ☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 2 of the Proxy Statement for more information.

3.
To approve (i) the cessation of service of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors  and (ii) the appointment of Brightman Almagor Zohar, a member of Deloitte International ("Deloitte"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of Deloitte in accordance with the volume and nature of their services;

☐  for                               ☐  against                                ☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

_______________ Date: _________ , 2015 ____________   Date ___________, 2015
SIGNATURE                                                      SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.